Filed by Evoqua Water Technologies Corp.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

Frequently Asked Questions

1.	How will Performance Based Adjustments (PBA) be handled for 2023?

Evoqua’s PBA program remains in place until the transaction is closed.

2.	Can planned promotions still go through?

Yes, planned promotions can continue as aligned with our current talent processes.

3.	Is the Evoqua employee referral bonus program still active until the transaction is complete?

Yes, Evoqua’s employee referral program remains in place until the transaction is closed.

4.	What is Evoqua’s severance plan?

In the U.S., the Evoqua severance plan is based on years of service (Service Date) with Evoqua. Generally, if terminated through a reduction in force, employees are eligible for two weeks of severance pay for every one year of service. The minimum severance an employee will get is four weeks’ pay, and the maximum is 26 weeks’ pay.

Severance outside the U.S. is based on statutory, contract, or employment agreement requirements.

5.	Will the Evoqua Employee Stock Purchase Plan (ESPP) still be offered in the spring?

Yes, at this time, the current offering period under Evoqua’s ESPP Plan will continue as planned. The next enrollment period will be available in March 2023 for the offering period starting April 1, 2023.

6.	Will there be a hiring freeze until closing?

We do not plan on putting a hiring freeze in place. We will continue to hire for any roles that we need for our organization to continue to deliver for our customers.

7.	What will the communication cadence look like between now and the transaction close?

FAQs on the intranet will be updated each Monday as new information becomes available. As we kick off the integration process with Xylem, we will further define our communication cadence. Continue to discuss your questions/concerns with your manager or submit your questions to the CEO mailbox.

8.	What is Xylem’s Fiscal Year?

Xylem’s Fiscal Year is the same as the calendar year, January 1 to December 31.

9.	What is Xylem’s severance plan?

Evoqua’s severance plan will apply for one year following the close of the transaction. As part of the integration planning, Xylem will evaluate its going forward severance plans. Xylem’s current severance plan provides for continuation of base salary for a minimum period of between 4-12 weeks and a maximum period of 18-24 weeks, in each case depending on an employee’s level and tenure with Xylem.

10.	Who manages Xylem’s employee 401(k) accounts? Will we have an opportunity to roll over our current 401(k) accounts? When would this happen?

Xylem’s 401(k) administrator is Fidelity. Additional information on Xylem’s retirement savings plan will be provided as it is available. Please see Employee FAQs for more details (#4, Employee Compensation & Benefits).

11.	Will Xylem recognize years of service?

Yes, Xylem will recognize Evoqua service dates.

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NOTE: Information noted as linked in the above FAQs has been previously filed with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem Inc.’s (“Xylem”) and Evoqua Water Technologies Corp.’s (“Evoqua”) experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this document are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction with Xylem, Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.